NEWS RELEASE

February 20, 2008

Trading Symbols:

AMM :TSX, AAU : AMEX

www.almadenminerals.com

NEW MEXICAN PROPERTY, EXPLORATION PROGRAM COMMENCES

Almaden Minerals Ltd. (“Almaden”, “the Company”; AMM:TSX; AAU:AMEX) is pleased to announce that it has acquired a 100% interest by staking in the Caldera project, located as a result of the Company’s ongoing regional exploration program. The Caldera property is located in Puebla State less than 150 kilometers from the Company’s Caballo Blanco project. Hydrothermal alteration typical of high sulphidation epithermal gold-silver environments, including vuggy silica and extensive areas of acid-sulphate alteration, has been identified at the Caldera prospect. This alteration is comparable to that known at Almaden’s Caballo Blanco high-sulphidation gold-silver-copper project in Veracruz State which has been optioned to Canadian Gold Hunter Ltd., a Lundin Group Company (see Almaden news release of April 17, 2007). J. D. Poliquin, chairman and CEO of Almaden commented: “It is extremely exciting to see concepts turn into new projects. This new property has the potential to develop into a Caballo Blanco-type gold project. We look forward to assessing its potential and developing it over the coming months.”

Almaden has initiated an exploration program on the Caldera prospect including geologic and alteration mapping, rock, soil and stream sediment geochemical sampling and IP geophysical surveys.

Morgan Poliquin, P.Eng. the president COO and a director of Almaden and a qualified person under the meaning of National Instrument 43-101 reviewed the technical information in this news release.

About Almaden

Almaden is a mineral exploration and development company with a track record of making new discoveries in Canada and Mexico. Almaden currently has an interest in 22 properties that are under active exploration by other companies.  Almaden will continue with its successful business model of identifying new projects through grass roots exploration and managing risk by forming joint ventures with partner companies which then carry the cost of exploring and developing our projects. Almaden’s grass roots exploration programs are designed to identify new mineral exploration projects in mineral terrains geologically permissive for world-class ore deposits. Almaden is seeking partners with the suitable business and geological resources to explore and assess the potential of these projects through drilling.

On Behalf of the Board of Directors

“Morgan Poliquin”

___________________________

Morgan J. Poliquin, M.Sc., P.Eng.

President

The Toronto Stock Exchange and American Stock Exchanges have not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.